Exhibit 99.5

☐	Interim Financial Statements
Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at www.computershare.com/mailinglist.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare’s Privacy Code online or by requesting that we mail you a copy.

Name

Apt.	Street Number	Street Name

City		Prov./State	Postal Code/Zip Code

CLSQ	7 NIQE

OENNPP

Place Stamp Here

Computershare
100 University Ave. 9th Floor
Toronto On M5J 2Y1